For Immediate Release

Xinyuan Real Estate Announces Strategic Investment from TPG

TPG to Invest US$108.6 Million: US$75.8 Million Convertible Notes, Plus US$32.9 Million Common Shares

August 26, 2013, Beijing --- Xinyuan Real Estate Co., Ltd. (NYSE: XIN, “Xinyuan” or “the Company”), a real estate developer with a focus on high growth cities in China, announced today that the Company has entered into an agreement with TPG, one of the world’s leading private investment firms, under which TPG will invest US$108.6 million through the purchase of convertible notes and common shares.

Under the agreement, TPG has agreed to purchase 1) convertible notes due 2018 in the aggregate principal amount of US$75.8 million, and 2) US$32.9 million worth of common shares. The convertible notes carry an annual cash coupon rate of 5.0% and will be convertible into Xinyuan’s common shares at an initial conversion price of US$6.00 per ADS. The common shares will be issued at US$5.48 per ADS. Taking into account the common shares and assuming the convertible notes are fully converted, TPG will hold a total of 18.6 million ADSs post transaction on a fully diluted basis, equivalent to approximately 20% of the Company’s total share capital taking into account the investment by TPG. In accordance with the terms of the purchase agreement, TPG will be entitled to nominate one non-executive director to Xinyuan’s board of directors following the investment.

Subject to and upon closing, Xinyuan will receive US$108.6 million of gross proceeds from the issuance of the convertible notes and the sale of common shares, which will be used, among other purposes, for land acquisition and general corporate purposes to support further development of the Company. Closing of the private placement is subject to customary closing conditions.

Mr. Yong Zhang, Chairman and Chief Executive Officer of Xinyuan, said, “We welcome the investment from TPG and see significant upside to partnering with TPG to achieve our growth objectives. With this investment, we believe that we are in a position to expand our land acquisitions while also continuing to develop our internal infrastructure and operational capabilities. We believe this long-term partnership will not only further strengthen Xinyuan’s financial situation but also be highly beneficial for our development in the long run.”

Steve Sun, Partner and Managing Director of TPG, said, “We are impressed by Xinyuan’s solid financial position and experienced management team and look forward to providing our resources and experience to help Xinyuan achieve its strategic objectives. We believe Xinyuan is well positioned to continue to deliver growth and solidify its position in its key markets going forward, and we look forward to a productive partnership.”

1

About Xinyuan Real Estate Co., Ltd. (NYSE:XIN)

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji’nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc. ("XIN Int."), is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012.  Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

About TPG

TPG is a leading global private investment firm founded in 1992 with $55.3 billion of assets under management and offices in San Francisco, Fort Worth, Austin, Beijing, Chongqing, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, São Paulo, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm’s investments span a variety of industries including financial services, travel and entertainment, technology, energy, industrials, retail, consumer, real estate, media and communications, and healthcare. TPG’s investments in China have included China Grand Auto, China International Capital Corporation, Daphne, Lenovo, Shenzhen Development Bank (currently Ping An Bank), Wumart, Li Ning, HCP Holdings, among others. TPG’s investments in the real estate sector have included Taylor Morrison Home Corporattion, Parkway Properties, Shriram Properties, M West Holdings, Merin, ST Residential, Assisted Living Concepts and AV Homes, among others.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements" relating to the offering of the convertible notes and common shares, and the anticipated use of proceeds.  These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Statements that are not historical statements are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent we expand operations into other countries, such as the U.S., the laws, regulations and policies of such countries; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in our targeted areas in the U.S.; fluctuations in general economic and business conditions in China, and, to the extent we expand operation into other countries, such as the U.S., the general economic and business conditions in such countries; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012.  Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

2

The convertible notes and common shares have not been registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Helen Zhang
Financial Controller
Tel: +86 (10) 8588-9255
Email: yuan.z@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com

TPG

Asia:

Brunswick Group Limited

Siobhan Zheng

Email: tpgcoreasia@brunswickgroup.com

Tel: +852 8131-5202

Christina Pantin

Email: tpgcoreasia@brunswickgroup.com

Tel: +852 9166-3697

U.S.:

Owen Blicksilver Public Relations

Lisa Baker

Tel: +1 914-725-5949

Email: lisa@Blicksilverpr.com

3